The Cash Management Trust of America
333 South Hope Street, Los Angeles, California 90071
Telephone (213) 486-9200

For period ending 07/10/09
File number 811 – 02380

77C.              Matters submitted to a vote of security holders.

a)           Special meeting of shareholders – June 15, 2009

(1)	To approve a proposed Agreement and Plan of Reorganization and Liquidation:

Votes For	Votes Against	Votes Abstain
14,067,840,601	463,159,273	535,550,298